Exhibit 99.1

Baker Tilly US, LLP
8219 Leesburg Pike, Ste 800
Tysons, VA 22182-2625
United States of America

T: +1 (703) 923 8300
August 3, 2022	F: +1 (703) 923 8330

bakertilly.com

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Ladies and Gentlemen:

We are the former independent registered public accounting firm for Gateway Garage Partners LLC and 181 High Street LLC (the “Companies”). We have read the Companies’ disclosure set forth in Item 4(a) “Changes in Issuer’s Certifying Accountant” of the Companies’ Current Report on Form 1-U dated July 28, 2022 (the “Current Report”) and are in agreement with the disclosure in the Current Report, insofar as it pertains to our firm.

Sincerely,

Baker Tilly US, LLP

Baker Tilly US, LLP trading as Baker Tilly is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities.